September 7, 2005



via facsimile and U.S. mail

Mr. Zurab S. Kobiashvilli
Senior Vice President and General Counsel
Cheniere Energy, Inc.
717 Texas Avenue, Suite 3100
Houston, TX  77002

Re:	Cheniere Energy, Inc.
	Form S-3 filed August 5, 2005
      File No. 333-127269

Dear Mr. Kobiashvilli:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Prospectus Cover Page

1. Revise your prospectus cover page to include the information required by Item 501(b)(4) regarding the market for the company`s common stock.


Risk Factors, page 5

2. We note that your operations are centered in the U.S. Gulf Coast and the Gulf of Mexico. Provide a risk factor addressing, to the extent you are able to determine at this point, the effect of the recent events related to Hurricane Katrina on your facilities and operations including any anticipated impact on your future results of operations and liquidity. Alternatively, advise us why you believe that such disclosure is not necessary.

Selling Security Holders, page 24

3. Revise your disclosure in footnote (5) and the last paragraph of this section to state that the registered broker-dealers "are underwriters" rather than "deemed underwriters." Make similar revisions to your Plan of Distribution section beginning on page 59.
We may have further comment upon reviewing your response.

Form 10-K for the year ended December 31, 2004

Note 12 - Deferred Revenue, page 78

4. Explain to us and cite the accounting literature you followed for the accounting treatment of the advance capacity reservation fees paid and due to be paid by Total LNG USA, Inc. and Chevron USA, Inc., given that the fees are non-refundable.

Item 9A. Controls and Procedures, page 98

Changes in Internal Controls, page 98

5. Please indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (c) of
Item 307 of the Regulation S-K. The reference to "no significant changes" indicates there has been some change, which should be discussed.

Supplemental Information to Consolidated Financial Statements

	Oil and Gas Reserves and Related Financial Data

6. We note the large negative reserve revisions in 2003. Please explain to us the reasons for these revisions.






Closing Comments

      As appropriate, please amend your registration statement in response to these comments. Amend your Form 10-K within ten business days of this letter or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kim Calder, at (202) 942-1879 if you have questions regarding comments on the financial statements and related matters. Direct questions regarding the engineering comments to Ron
Winfrey at (202) 551-3704. Please contact Melinda Kramer at (202) 551-3726 or the undersigned at (202) 551-3740 with any other questions.

      						Sincerely,



							H. Roger Schwall
							Assistant Director




cc:	Meredith Mouer, Esq.
	Andrews Kurth LLP

	Melinda Kramer
      Kim Calder
	Ron Winfrey

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Mr. Zurab S. Kobiashvilli
Cheniere Energy, Inc.
September 7, 2005
page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010